

SECUR[ITIES AND EXCHANGE CO]MMISSION

02006316

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SEC FILE NUMBER
8- 50125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



NAME OF BROKER-DEALER: Atlantic Trading Partners, Inc.

RECEIVED FEB 26 2002

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 East Mizner Park Boulevard, #523
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne Yagman — 561 672 4853 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name - if *individual, state last, first, middle name)*

1900 NW Corp. Blvd. Suite 300E	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 24037a-5(e)(2).*

OATH OR AFFIRMATION

I, Wayne Yagman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic Trading Partners, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



Lisa Scarabino
MY COMMISSION # DD018202 EXPIRES
May 8, 2005
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 156-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 24037a-5(e)(3).*

ATLANTIC TRADING PARTNERS, INC.

Financial Statements

December 31, 2001

ATLANTIC TRADING PARTNERS, INC.
TABLE OF CONTENTS
DECEMBER 31, 2001



GOLDSTEIN LEWIN & CO.

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Atlantic Trading Partners, Inc.
Boca Raton, FL

We have audited the accompanying statement of financial condition of Atlantic Trading Partners, Inc., (an S Corporation) as of December 31, 2001 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Trading Partners, Inc., as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Lewin & Co.

Boca Raton, Florida
February 15, 2002

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

ATLANTIC TRADING PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	2,035
Receivable from broker-dealers and clearing organizations		54,066
Interest Receivable		743
Marketable Securities, at Market Value		113,350
Furniture and Office Equipment at Cost		
Less: Accumulated Depreciation of $6,299.		595
Deposit and Other		470
	$	171,259

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	9,281
Commitments (Note 5)		
STOCKHOLDER'S EQUITY		
Common Stock, Par Value $.01 Per Share; Authorized 1,000,000 Shares; Issued 216,700 Shares		2,167
Additional Paid-in Capital		205,509
Accumulated Deficit		(45,698)
		161,978
	$	171,259

The Accompanying Notes are an Integral Part of These Financial Statements

ATLANTIC TRADING PARTNERS, INC.
STATEMENT OF INCOME
DECEMBER 31, 2001

REVENUE	
Trading Income	$ 292,579
Interest Income	18,704
	311,283
EXPENSES	
Employee Compensation and Benefits	71,499
Clearance Fees	99,384
Communications and Data Processing	18,758
Interest	6,476
Occupancy	9,910
Other Expenses	45,957
	251,984
Net Income	$ 59,299

The Accompanying Notes are an Integral Part of These Financial Statements

ATLANTIC TRADING PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2000	$ 2,167	$ 205,509	$ (55,897)	$ 151,779
Net Income			59,299	59,299
Cash Distributions			(49,100)	(49,100)
Balance, December 31, 2001	$ 2,167	$ 205,509	$ (45,698)	$ 161,978

ATLANTIC TRADING PARTNERS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	59,299
Adjustments to Reconcile Net Income		
to Net Cash Provided By Operating Activities:		
Depreciation		876
Change in Assets and Liabilities:		
(Increase) Decrease In:		
Receivable from broker-dealers and clearing organizations		22,493
Marketable Securities		(31,233)
Interest Receivable		(259)
Increase (Decrease) In:		
Accounts Payable		(553)
Net Cash Provided By Operating Activities		50,623
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in Deposits and Other		43
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to Stockholder		(49,100)
Increase in Cash		1,566
Cash:		
Beginning		469
Ending	$	2,035
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION		
Cash Payments for Interest	$	6,476

ATLANTIC TRADING PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Atlantic Trading Partners, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Corporation incorporated February 10, 1997.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company, with the consent of its stockholder, has elected Subchapter S status under the Internal Revenue Code, which provides that, in lieu of corporation income taxes, the stockholder is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes is reflected in these financial statements.

Depreciation

Depreciation is provided on an accelerated basis over estimated useful lives of five to seven years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

ATLANTIC TRADING PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturation of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2001, consist of brokers receivable of $54,066 and interest receivable of $743.

The Company clears all of its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions. Any payables to the broker-dealers ($0 at December 31, 2001) are normally collateralized by securities owned by the Company.

NOTE 3: MARKETABLE SECURITIES

Marketable securities owned, consist of trading securities at market values, as follows:

Obligations of U.S. government	$ 107,758
Corporate bonds, debentures, and notes	1,385
Corporate stocks	4,207
	$ 113,350

NOTE 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

ATLANTIC TRADING PARTNERS, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 5: COMMITMENTS

The Company leases its office space and office amenities under a leasing agreement dated November 1, 1999, which expired December 31, 2001. The lease provided for a monthly base rental of $700. The lease agreement was renewed for a term of one year, expiring December 31, 2002. The renewal provides for a monthly base rental of $779. Total rent expense for the year ended December 31, 2001 was $9,910. At December 31, 2001, minimum rental payments due under non-cancelable leasing agreements consisted of the following:

Year Ending December 31, 2002	$ 9,349

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $155,318 which was $55,318 in excess of its required net capital of $100,000. The Company's net capital ratio was .06 to 1.



GOLDSTEIN LEWIN & CO.

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Atlantic Trading Partners, Inc.
Boca Raton, FL

We have audited the accompanying financial statements of Atlantic Trading Partners, Inc. (an S Corporation) as of December 31, 2001 and for the year then ended, and have issued our report thereon dated February 15, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Lewin & Co

Boca Raton, Florida
February 15, 2002

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

ATLANTIC TRADING PARTNERS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
As of December 31, 2000

NET CAPITAL	
Total Stockholder's Equity from the Statement of Financial Condition	$ 161,978
Deductions:	
Total Nonallowable Assets	1,365
Net Capital Before Haircuts on Securities Positions	160,613
HAIRCUTS ON SECURITIES POSITIONS:	
Obligations of U.S. Government	4,664
Corporate Stock	631
Net Capital	$ 155,318
AGGREGATE INDEBTEDNESS	
Accounts Payable	$ 9,281
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Required Net Capital	$ 100,000
Excess Net Capital at 1500%	$ 55,318
Excess Net Capital at 1000%	$ 154,390
Ratio of Aggregate Indebtedness to Net Capital	.06 to 1%

ATLANTIC TRADING PARTNERS, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2001

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001.)

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	147,318
Audit Adjustment to Reduce Accrued Liabilities		8,000
Net Capital Per Above	$	155,318

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2001 to December 31, 2001, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph k(2)(ii) of the Rule.



GOLDSTEIN LEWIN & CO.

Certified Public Accountants and Consultants

To the Stockholder
Atlantic Trading Partners, Inc.
Boca Raton, FL

In planning and performing our audit of the financial statements and supplemental schedules of Atlantic Trading Partners, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Lewin & Co.

Boca Raton, Florida
February 15, 2002